As filed with the Securities and Exchange Commission on January 12, 2016

Registration No. 333-206749

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1 to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNH Capital Receivables LLC

(Exact name of registrant as specified in its charter)

Delaware	39-1995297
(State of Organization)	(I.R.S. Employer Identification No.)

333-206749

(Commission File Number of depositor)

0001115252

(Central Index Key Number of depositor)

CNH Capital Receivables LLC

(Exact name of depositor as specified in its charter)

0001540092

(Central Index Key Number of sponsor)

CNH Industrial Capital America LLC

(Exact name of sponsor as specified in its charter)

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

(630) 887-2233

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Mathison

General Counsel

CNH Industrial Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

(262) 636-6431

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Trent M. Murch

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, Illinois 60601

(312) 456-1015

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ___________

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ___________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Asset Backed Notes	$(2)(3)	(2)(3)	$(2)(3)	$(2)(3)

(1) Estimated solely for the purpose of calculating the registration fee.

(2) The depositor, as registrant, previously registered $7,000,000,000 of securities under Registration Statement No. 333-196988 filed on July 25, 2014, $3,451,289,000.00 of which remain unsold.  Pursuant to Rule 415(a)(6) of the Securities Act of 1933, the registrant is including such unsold securities and the $444,562.02 of registration fees previously paid in connection with such unsold securities.

(3) The registrant elects to defer payment of the registration fee pursuant to Rule 456(c) under the Securities Act in connection with the registration of an unspecified additional amount of securities of the above class of securities.  The registrant will hereinafter pay the registration fees calculated in accordance with Rule 457(s) in advance of or in connection with an offering of securities from this registration statement by updating this table to indicate the aggregate offering price of securities offered and the amount of registration fee paid or to be paid in connection with the offering or offerings on the cover page of a prospectus filed pursuant to Rule 424(h).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

CNH Capital Receivables LLC is filing this Post-Effective Amendment No. 1 to the Registration Statement on Form SF-3 (Registration No. 333-206749), originally filed on September 3, 2015 and declared effective on December 28, 2015, as an exhibit-only filing to file an amended Asset Representations Review Agreement filed herewith as Exhibit 99.7 in order to update the Asset Representations Review Agreement originally filed with the Registration Statement on September 3, 2015.  Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement, the exhibit index and Exhibit 99.7.  The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.                                      Other Expenses of Issuance and Distribution.

Estimated expenses in connection with the offering of the Securities being registered herein are as follows:

SEC filing fee	$704,900(1)
Legal fees and expenses	2,800,000
Accounting fees and expenses	875,000
Rating agency fees	4,200,000
Trustee fees and expenses	150,000
Indenture Trustee fees and expenses	125,000
Asset Representations Reviewer fees and expenses	375,000
Blue Sky expenses	0
Printing and engraving	525,000
Miscellaneous	455,000
Total	$10,209,900

(1) $444,526.02 of registration fees have been paid in connection with $3,451,289,000.00 of unsold securities included on this registration statement pursuant to Rule 415(a)(6) of the Securities Act of 1933.  The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

Item 13.                                      Indemnification of Directors and Officers.

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Section 19 of the Limited Liability Company Agreement (the “Agreement”) of CNH Capital Receivables LLC (the “Company”) provides as follows:

Section 19 Exculpation and Indemnification.   Neither CNH Industrial Capital America LLC (the “Economic Member”) nor any independent director of the Company (collectively the “Special Members”) nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or any individual or organization that controls, is controlled by, or is under common control (an “Affiliate”) with the Economic Member or the Special Members (collectively, the “Covered Persons”) shall be liable to the Company or any other Person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, that any indemnity under this Section 19 by the Company shall be provided out of and to the extent of Company assets only, and the Economic Member and the Special Members shall not have personal liability on account thereof; provided further, that so long as any Obligation is outstanding, no indemnity payment from funds of the Company (as distinct from funds from other sources, such as insurance) of any indemnity under this Section 19 shall be payable from amounts allocable to any other person pursuant to the Agreement, the directors agreement or any other document, instrument or certificate delivered in connection with the acquisition, creation, funding or financing of receivables.

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 19.

A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Economic Member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Economic Member and the Special Members to replace such other duties and liabilities of such Covered Person.

The foregoing provisions of this Section 19 shall survive any termination of this Agreement.

In addition, pursuant to the form purchase agreement and sale and servicing agreement filed as a part of Exhibit 99.3 and Exhibit 99.1, respectively, to this registration statement, CNH Industrial Capital America LLC and New Holland Credit Company, LLC, respectively, agree to indemnify the registrant and its directors and officers in connection with certain liabilities.

The registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such liabilities under the Delaware Limited Liability Company Act).

Under the terms of the form of underwriting agreement filed as a part of Exhibit 1.1 to this registration statement, the underwriters have undertaken in certain circumstances to indemnify certain controlling persons of the registrant, including its officers and directors, against liabilities incurred under the Securities Act of 1933, as amended. The registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1*	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2 Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-4a Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4b Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters

23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
24.2*	Certified Copy of the Resolutions of the Board of Directors of CNH Capital Receivables LLC
25.1**	Form T-1 Statement of Eligibility
36.1*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities
99.1*	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3*	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Interest Rate Swap Agreement between Trust and the Swap Counterparty
99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7***	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer

*	Previously filed.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

***	Filed herewith.

Item 15.	Undertakings.

(a) As to Rule 415: The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if this registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if this registration statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) With respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to documents subsequently filed that are incorporated by reference: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) As to Rule 430A:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of the prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  As to qualification of Trust Indentures under the Trust Indenture Act of 1939 for delayed offerings: The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(f) As to Item 1100(c) of Regulation AB (§17 CFR 229.1100(c)): The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burr Ridge, Illinois, on the date of January 12, 2016

CNH CAPITAL RECEIVABLES LLC

By:	*/s/ Brett D. Davis
Brett D. Davis
Chairman and President

By:	*/s/ Andrea Paulis
Andrea Paulis
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*/s/ Brett D. Davis	Chairman, President (Principal Executive Officer) and Director	January 12, 2016
Brett D. Davis

*/s/ Richard Tobin	Director	January 12, 2016
Richard Tobin

*/s/ John R. Power, Jr.	Director	January 12, 2016
John R. Power, Jr.

*/s/ Donald Puglisi	Director	January 12, 2016
Donald Puglisi

*/s/ Andrea Paulis	Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director	January 12, 2016
Andrea Paulis

* The undersigned, by signing his name hereto, does hereby sign this Post-Effective Amendment No. 1 to Registration Statement on behalf of the above-indicated officer or director of the Registrant pursuant to the Power of Attorney signed by such officer or director.

By:	/s/ Thomas N. Beckmann
Thomas N. Beckmann
Assistant Treasurer

Exhibit Index

Exhibit	Description
1.1*	Form of Underwriting Agreement for Notes
3.1*	Certificate of Formation of CNH Capital Receivables LLC
3.2*	Limited Liability Company Agreement of CNH Capital Receivables LLC
3.3*	First Amendment to Limited Liability Company Agreement of CNH Capital Receivables LLC
3.4*	Form of Certificate of Trust of CNH Equipment Trusts (included as part of Exhibit 4.2)
4.1*	Form of Indenture between the Trust and the Indenture Trustee
4.2*	Form of Trust Agreement between CNH Capital Receivables LLC and the Trustee
4.3*	Form of Class A-1 Note (included as part of Exhibit 4.1)
4.4*	Form of Class A-2 Note (included as part of Exhibit 4.1)
4.5*	Form of Class A-3 Note (included as part of Exhibit 4.1)
4.6*	Form of Class A-4a Note (included as part of Exhibit 4.1)
4.7*	Form of Class A-4b Note (included as part of Exhibit 4.1)
4.8*	Form of Class B Note (included as part of Exhibit 4.1)
4.9*	Form of Certificate (included as part of Exhibit 4.2)
5.1*	Opinion of Greenberg Traurig LLP with respect to legality
8.1*	Opinion of Greenberg Traurig LLP with respect to Federal income tax matters
23.1*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 5.1)
23.2*	Consent of Greenberg Traurig LLP (to be included as part of Exhibit 8.1)
24.1*	Power of Attorney (included on the Signature Page)
24.2*	Certified Copy of the Resolutions of the Board of Directors of CNH Capital Receivables LLC
25.1**	Form T-1 Statement of Eligibility
36.1*	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities
99.1*	Form of Sale and Servicing Agreement between CNH Capital Receivables LLC, the Trust and New Holland Credit Company, LLC
99.2*	Form of Administration Agreement between the Trust, New Holland Credit Company, LLC, the Trustee and the Indenture Trustee
99.3*	Form of Purchase Agreement between CNH Industrial Capital America LLC and CNH Capital Receivables LLC
99.4*	Form of Interest Rate Swap Agreement between Trust and the Swap Counterparty
99.5*	Form of Trustee Reporting of Repurchase Demands Activity
99.6*	Form of Indenture Trustee Memorandum of Understanding Regarding Demand Activity Reporting
99.7***	Form of Asset Representations Review Agreement among the Trust, the Servicer and the Asset Representations Reviewer

*	Previously filed.

**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939.

***	Filed herewith.